Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

PROFIT WARNING

This announcement is made by OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Reference is made to the announcement of the Company dated July 11, 2024 regarding the decision of the Company that it would gradually discontinue the operation of its cloud services from July 2024 onwards (the “Discontinuation”). As a result of the Discontinuation and as disclosed in the unaudited financial results for the third quarter and nine months ended September 30, 2024 published by the Company on November 14, 2024, the Company’s revenue has experienced a year-on-year decline during the third quarter as the Group continues to phase out its cloud services. The Company carries out regular business review, including a quarterly asset review of its balance sheet. During the review process for the fourth quarter of 2024, the Company has re-assessed the relevant recoverable amount of the assets on its balance sheet as of December 31, 2024 and considered that goodwill impairment and a reversal of deferred income tax assets is appropriate for the quarter, after taking into account (i) the aforementioned Discontinuation and its corresponding impact on the business and operations of the Group, (ii) the challenging macroenvironment of the industry that the Group operates in and its expected growth, and (iii) the recent performance and expected growth of the various businesses of the Company. The two-month review process was completed on March 14, 2025.

The board of directors (the “Board”) of the Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors that based on the review outcome aforementioned and the Group’s unaudited consolidated management accounts for the year ended December 31, 2024 (the “Management Accounts”), the Group is expected to record an increase in net loss for the year ended December 31, 2024 (“FY2024”), which is mainly attributable to (i) an increase in impairment losses of goodwill of approximately RMB120 million to RMB150 million, and (ii) a reversal of deferred income tax assets of approximately RMB440 million to RMB470 million.

As a result of the foregoing, the Group expects to record an increase in net loss from continuing operations from RMB211.3 million for the year ended December 31, 2023 (“FY2023”) to approximately RMB645 million to RMB705 million for FY2024, the effect of which will be partially offset by a one-time gain of approximately RMB260.1 million from the disposal of virtual banking business. Accordingly, the Group expects to record an overall increase in net loss from RMB371.5 million for FY2023 to approximately RMB435 million to RMB495 million for FY2024, from both continuing and discontinued operations.

As the Company has yet to finalize the annual results of the Group for FY2024, the information contained in this announcement is based on a preliminary assessment by the Board based on the Management Accounts and information currently available to the Board, which has not been audited by the Company’s auditors.

The actual results of the Group for FY2024 may be different from the disclosure in this announcement, and are subject to further amendments and adjustments as required. Details of the financial information of the Group shall be disclosed in the Company’s annual results announcement for FY2024, which is expected to be issued by end of March 2025 (the “FY2024 Annual Results”).

Reference is made to the announcement dated March 3, 2025 jointly issued by Bo Yu Limited (“Bo Yu”) and the Company in relation to the preliminary non-binding proposal the Company received from Bo Yu on March 1, 2025 in relation to the possible privatization of the Company by way of a scheme of arrangement, which if proceeded with, could result in a delisting of the Company from the Stock Exchange and the New York Stock Exchange (the “Indicative Proposal”).

Pursuant to Rule 10 of the Code on Takeovers and Mergers (the “Takeovers Code”), the profit warning statement in respect of the unaudited results of the Group for FY2024 included in this announcement (the “Profit Warning Statement”) constitutes a profit forecast of the Company and is required to be reported on by the Company’s independent financial adviser and its auditors in accordance with Rule 10.4 of the Takeovers Code. In view of the requirements of timely disclosures of the inside information under Rule 13.09(2) of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules), the Company is required to issue this announcement as soon as practicable and given the time constraints, the Company has encountered genuine practical difficulties (time-wise or otherwise) in meeting the reporting requirements set out in Rule 10.4 of the Takeovers Code. Pursuant to Rule 10.4 and Practice Note 2 of the Takeovers Code, if a profit warning statement for the purpose of Rule 10 of the Takeovers Code is published first in an announcement (which is the Company’s case), it must be repeated in full, together with the reports from the issuer’s independent financial advisers and auditors on such profit warning statement, in the next document to be sent to the shareholders (the “Shareholders’ Document”). Accordingly, the Profit Warning Statement contained in this announcement shall be reported on in accordance with Rule 10 of the Takeovers Code and the relevant reports will be included in the next Shareholders’ Document to be sent to the shareholders of the Company. However, in the event that the FY2024 Annual Results (which fall within the ambit of Rule 10.9 of the Takeovers Code) are published prior to the despatch of the next Shareholders’ Document and the FY2024 Annual Results together with the notes to the financial statements are included in the next Shareholders’ Document, the requirement under Rule 10 of the Takeovers Code to report on the Profit Warning Statement contained in this announcement will no longer apply.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company. Shareholders and potential investors should note that the Profit Warning Statement does not meet the standard required by Rule 10 of the Takeovers Code, and has not been reported on in accordance with the Takeovers Code. Shareholders and potential investors are advised to exercise caution when placing reliance on the Profit Warning Statement in assessing the merits and demerits of Indicative Proposal and when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional advisers.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, March 14, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

All Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement contained in this announcement misleading.

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